UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 4, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated August 7, 2012.

•	Press Release dated August 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: September 4, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Energy Partners Restarts Line 14

HOUSTON, TEXAS – August 7, 2012 – Enbridge Energy Partners, LP (NYSE: EEP) (“the Partnership”) announced today that its Line 14 has been safely restarted.

The Partnership received approval to restart Line 14 from the Pipeline and Hazardous Materials Safety Administration (PHMSA) on Monday, August 6, after the agency approved the required Restart Plan.

Line 14 is a 24-inch, pipeline with capacity of 317,600 barrels per day, installed in 1998. It predominantly transports light crude oil to Chicago area refineries. It is part of the Partnership’s Lakehead System and owned by Enbridge Energy, Limited Partnership, a subsidiary of the Partnership.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 13 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily.

FOR FURTHER INFORMATION PLEASE CONTACT:

U.S.:

Lorraine Little

Media

(715) 398-4677 or toll-free (877) 496-8142

Email: usmedia@enbridge.com

Sanjay Lad

Investment Community

Toll-free: (866) EEP INFO or (866) 337-4636

Email: eep@enbridge.com

Canada:

Jennifer Varey

Media

(403) 508-6563 or toll-free (888) 992-0997

Email: jennifer.varey@enbridge.com

Jody Balko

Investment Community

(403) 231-5720

Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Repays U.S. Federal Transmission Infrastructure Program Loan

on Montana-Alberta Tie-Line (MATL) Project

CALGARY, Alberta – Aug. 27, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced the repayment of the approximately U.S.$151 million principal outstanding under the U.S.$161 million Transmission Infrastructure Program (TIP) loan granted in 2009 by the Western Area Power Administration (WAPA), an agency of the U.S. Department of Energy, to help kick start construction of MATL.

MATL is a 345-kilometre (215-mile), 230 kv transmission line from Great Falls, Montana to Lethbridge, Alberta, designed to support the electric transmission needs of new wind power facilities in north-central Montana and buoyant power demand in Alberta. Subject to certain remaining regulatory approvals, MATL is expected to be in service in the fourth quarter of 2012.

“Funding from WAPA was essential to getting the MATL power transmission project off the ground,” said Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development for Enbridge Inc. “Their continued support has been of great assistance during the development phase of the project. Now, as the MATL project approaches completion, it is beneficial for us to replace WAPA’s initial funding with conventional financing sources available to us. We look forward to working with WAPA on future transmission projects.”

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs about 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION

PLEASE CONTACT:

Jennifer Varey / Larry Springer Media (403) 508-6563 or toll-free (888) 992-0997 Email: jennifer.varey@enbridge.com Email: larry.springer@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com